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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68437

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CANNON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

649 SOUTH MILLEDGE AVE., SUITE 6

(No. and Street)

ATHENS	GA	30605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE H. WILLIAMS 888-353-9972

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE, COLSON, & COMPANY P.C.

(Name – *if individual, state last, first, middle name*)

1640 POWERS FERRY RD., BLDG 11, ST 300	MARIETTA	GA	30067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GEORGE H. WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CANNON SECURITIES, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

moore colson

CANNON SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2011

CANNON SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2011

CANNON SECURITIES, INC.

Table of Contents

Page

Independent Auditor's Report

Statement of Financial Condition 1

Statement of Operations 2

Statement of Shareholder's Equity 3

Statement of Cash Flows 4

Notes to Financial Statements 5-7

Supplementary Information:

Computation of Net Capital Under Rule 15c3-1 of the Security and Exchange Act of 1934 (Schedule I) 8

Other Information (Schedule II) 9

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 10-11

moore colson

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Cannon Securities, Inc.
Athens, Georgia

We have audited the accompanying statement of financial condition of Cannon Securities, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cannon Securities, Inc. as of December 31, 2011 and the results of its operations and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore, Colson + Company, P.C.

Marietta, Georgia
February 17, 2012

p 770.989.0028
f 770.989.0201
1640 powers ferry road
governor's ridge
building 11
suite 300
marietta, ga 30067
www.moorecolson.com

CANNON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS:	
Cash	$ 191,563
Accounts receivable	111,865
Other	5,552
TOTAL	$ 308,980

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 17,814
Commissions payable	70,932
Total current liabilities	88,746
SHAREHOLDER'S EQUITY:	
Common stock	50,000
Additional paid-in capital	20,000
Retained earnings	150,234
Total shareholder's equity	220,234
TOTAL	$ 308,980

See notes to financial statements and independent auditor's report.

CANNON SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES	$ 565,834
OPERATING EXPENSES:	
Commissions	271,332
Professional services	84,451
General and administrative expenses	53,640
Occupancy	18,339
Total expenses	427,762
NET INCOME	$ 138,072

See notes to financial statements and independent auditor's report.

CANNON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	COMMON STOCK	ADDITIONAL PAID-IN-CAPITAL	RETAINED EARNINGS	TOTAL SHAREHOLDER'S EQUITY
Balances at December 31, 2010	$ 50,000	$ 20.000	$ 12,162	$ 82,162
Net income	-	-	138,072	138,072
Balances at December 31, 2011	$ 50,000	$ 20,000	$ 150,234	$ 220,234

See notes to financial statements and independent auditor's report.

CANNON SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 138,072
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable	(55,387)
Other current assets	(4,039)
Accounts payable	12,576
Commissions payable	59,157
NET CASH PROVIDED BY OPERATING ACTIVITIES	150,379
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET INCREASE IN CASH	150,379
CASH, BEGINNING OF THE YEAR	41,184
CASH, END OF THE YEAR	$ 191,563

See notes to financial statements and independent auditor's report.

CANNON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Business

Cannon Securities, Inc. ("the Company") was incorporated in the state of Georgia in 2009. The Company is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since May 2010. The Company operates as an introducing broker, does not hold funds or securities for customers, and does not carry customer accounts.

B. Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were used.

C. Cash

The Company considers deposits in banks and highly liquid investments with original maturities of 90 days or less to be cash.

D. Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectability of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. Accounts are considered past due when they are 30 days old. As of December 31, 2011, management has reviewed the status of accounts receivable and determined that an allowance for doubtful accounts is not necessary.

E. Revenue Recognition

The Company's revenue consists of commissions earned on customer balances or investments made. Revenue is recognized as services are provided. Related commissions expense to registered representatives is recognized in the same period in which revenue is recognized.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

F. Income Taxes

The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its shareholder. Therefore, no income tax provision has been recorded in the accompanying financial statements.

G. Subsequent Events

The Company has evaluated subsequent events through February 17, 2012, which is the date the financial statements were available to be issued.

2. RELATED PARTY TRANSACTIONS

In 2010 the Company entered into agreements with Cannon Financial Strategies, Inc. for certain services and office space. Cannon Financial Strategies provides the Company with certain administrative support, occupancy, and office equipment. Expenses related to these agreements totaled approximately $52,400 for the year ended December 31, 2011 and is included in general and administrative expenses in the accompanying statement of operations. Accounts payable related to these agreements totaled approximately $9,400 as of December 31, 2011.

The Company entered into a management agreement with its sole shareholder in 2011. The shareholder is compensated based upon the aggregate net income of the Company and Cannon Financial Strategies, Inc. Expenses related to this agreement totaled approximately $31,000 for the year ended December 31, 2011 and is included in general and administrative expenses in the accompanying statement of operations. Accounts payable related to this agreement totaled approximately $3,000 as of December 31, 2011.

3. CONCENTRATIONS

For the year ended December 31, 2011, all revenues were derived from commissions earned on customer accounts held at two financial institutions. All accounts receivable as of December 31, 2011 was due from these two financial institutions. For the year ended December 31, 2011, revenues earned from three customers' accounts totaled approximately $345,000 or 61% of the Company's total revenue.

4. COMMON STOCK

At December 31, 2011, the Company has 100,000 shares of $-1- par value common stock authorized, with 50,000 shares issued and outstanding.

5. NET CAPITAL REQUIREMENT

As a registered broker-dealer under the SEC and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company is required to maintain minimum net capital of the greater of $5,000 or 6.67% of total aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2011, the Company had net capital of $158,746 which exceeded the minimum net capital requirement of $5,916 by $152,830. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 0.56 to 1.

SUPPLEMENTARY INFORMATION

CANNON SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITY AND EXCHANGE ACT OF 1934
DECEMBER 31, 2011

SCHEDULE I

COMPUTATION OF NET CAPITAL:	
Total shareholder's equity	$ 220,234
Deduct nonallowable assets:	
Accounts receivable	55,936
Other current assets	5,552
Net capital	$ 158,746
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 17,814
Commissions payable	70,932
Total aggregate indebtedness	$ 88,746
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT:	
Net capital	$ 158,746
Minimum net capital to be maintained (greater of $5,000 or 6⅔% of total aggregate indebtedness)	5,916
Net capital in excess of requirement	$ 152,830

Schedule of Reconciliation of Net Capital per unaudited FOCUS Report with Audit Report:

Pursuant to Rule 17a-5(d)(4), there are no material differences between net capital as reported in Form X-17A-5 and net capital as computed above; therefore, a reconciliation is not considered necessary.

See accompanying independent auditor's report.

CANNON SECURITIES, INC.
OTHER INFORMATION
DECEMBER 31, 2011

SCHEDULE II

The following statements and computations are not applicable at December 31, 2011 and for the year then ended and, accordingly, are not included herein:

1. Statement of changes in liabilities subordinated to claims of creditors.
2. Computation for determination of the reserve requirements pursuant to SEC Rule 15c3-3.
3. Information relating to the possession or control requirements under SEC Rule 15c3-3.
4. Schedule of segregation requirements and funds in segregation for customers' regulated commodity futures and options accounts.

The Company qualifies for exemption of 2 and 3 above under subparagraph (k) (1) of Rule 15c3- 3.

See accompanying independent auditor's report.

mc moore colson

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a5(g)(1) FROM A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder
Cannon Securities, Inc.

In planning and performing our audit of the financial statements of Cannon Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for the safeguarding of securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

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1640 powers ferry road
governor's ridge
building 11
suite 300
marietta, ga 30067
www.moorecolson.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a5(g)(1) FROM A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (Continued)

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the shareholder, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore, Colson + Company, P.C.

Marietta, Georgia
February 17, 2012

moore colson

CANNON SECURITIES, INC.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2011

CANNON SECURITIES, INC.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2011

moore colson

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder
Cannon Securities, Inc.
Athens, Georgia

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Cannon Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Cannon Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cannon Securities, Inc.'s management is responsible for the Cannon Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared to the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences; there were no payments during the year ended December 31, 2011 (See 5 below);

2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments report in Form SIPC-7 with supporting schedules and working papers noting no differences; there were no adjustments for the year ended December 31, 2011;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

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1640 powers ferry road
governor's ridge
building 11
suite 300
marietta, ga 30067
www.moorecolson.com

To the Shareholder
Cannon Securities, Inc.
Page 2

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moore, Colson + Company, P.C.

Marietta, Georgia
February 17, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068437
CANNON SECURITIES, INC.
649 SOUTH MILLEDGE AVE.
SUITE 6
ATHENS, GA 30605

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RICK ALVAREZ (770) 263-7300

2. A.	General Assessment (item 2e from page 2)	$ 0
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	( )
C.	Less prior overpayment applied	(150)
D.	Assessment balance due or (overpayment)	(150)
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (150)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $	
H.	Overpayment carried forward $(150)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CANNON SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 7th day of February, 20 12

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2011 and ending DEC 31, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 565,834
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	565,834
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	565,834
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0

(to page 1, line 2.A.)